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                           August 31, 2020

       Vroukje van Oosten Slingeland
       General Counsel and Managing Director
       ING Groep N.V.
       1102 CT Amsterdam
       P.O. Box 1800, 1000 BV Amsterdam
       The Netherlands

                                                        Re: ING Groep N.V.
                                                            Registration
Statement on Form F-3
                                                            Filed August 25,
2020
                                                            File No. 333-248407

       Dear Ms. van Oosten Slingeland:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance